UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mirati Therapeutics, Inc.

File No. 1-35921 - CF#33714

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Mirati Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10 filed on May 10, 2013.

Based on representations by Mirati Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through May 10, 2022
Exhibit 10.13	through May 10. 2022
Exhibit 10.14	through May 10. 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary